UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 1, 2020

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 1, 2020, announcing STMicroelectronics' Third Quarter 2020 Preliminary Revenues and Timing for Third Quarter 2020 Earnings Release and Conference Call.

PR N°C2970C

STMicroelectronics Announces Third Quarter 2020

Preliminary Revenues and Timing for Third Quarter

2020 Earnings Release and Conference Call

•	Preliminary Q320 net revenues of $2.67 billion, above the outlook range
•	Q320 earnings release date: Thursday October 22, 2020

Geneva, October 1, 2020 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that its preliminary and unaudited net revenues for the third quarter ended September 26, 2020 are above the business outlook range provided in the Company’s news release dated July 23, 2020.

Preliminary Q320 net revenues are $2.67 billion, up 27.8% sequentially and 690 basis points above the high end of the range. The prior outlook was for Q320 net revenues to be $2.45 billion, an increase of 17.4% sequentially, plus or minus 350 basis points.

“We ended Q320 with net revenues above the outlook range due to significantly better than expected market conditions throughout the quarter. Sharp acceleration in demand of Automotive products and Microcontrollers, as well as our engaged customer programs in Personal Electronics, were the main factors that contributed to this result. We now plan for our FY20 revenues to be above $9.65B. I look forward to providing additional details on the third quarter, and on our fourth quarter guidance, during our earnings call on October 22,” said Jean-Marc Chery, STMicroelectronics’ President & CEO.

The Company will release third quarter 2020 earnings before the opening of trading on the European Stock Exchanges on Thursday October 22, 2020.

The press release will be available immediately after the release on the Company’s website at www.st.com.

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its third quarter 2020 financial results and current business outlook on October 22, 2020 at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET).

A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until November 6, 2020.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with our 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 1, 2020	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services